Exhibit 99.3

6.1 Re - Election of David Allemann 6.3 Re - Election of Olivier Bernhard 6.5 Re - Election of Dennis Durkin 6.2 Re - Election of Amy Banse 6.4 Re - Election of Caspar Coppetti 6.6 Re - Election of Helena Helmersson 1 U P X 6. Re - Elections of the Members of the Board of Directors For Against Abstain For Against Abstain 6.7 Re - Election of Laura Miele 6.8 Re - Election of Alex Pérez Proposals — The Board of Directors recommend a vote FOR all the nominees listed and FOR Proposals 1 – 12. A 049XVB 3. Approval of the Report on Non - Financial Matters 2025 7. Re - Elections of the Co - Chairmen of the Board of Directors If you wish to vote in favour of Agenda Items 1 - 12 as recommended by the Board of Directors, you need only to mark this box: In all other cases, please mark the following Agenda Items individually: For Against Abstain 1. Acknowledgement of the Annual Report and the Audit Reports and Approval of the Management Report, the Annual Consolidated Financial Statements of On Holding AG and the Annual Financial Statements of On Holding AG for 2025 2. Appropriation of 2025 Financial Results 8.1 Re - Election of Amy Banse For Against Abstain 4. Discharge of the Members of the Board of Directors and of the Executive Officers 8.2 Re - Election of Helena Helmersson 8.3 Re - Election of Alex Pérez 8. Re - Elections of the Members of the Nomination and Compensation Committee 5. Re - Election of Alex Pérez as Proposed Representative of the Holders of Class A Shares on the Board of Directors For Against Abstain 9. Re - Election of the Independent Proxy Representative 10. Re - Election of Statutory Auditors Continued on the reverse side 2026 Annual General Meeting Proxy Card Class A Shares 1234 5678 9012 345 Using a black ink pen, mark your votes with an X as shown in this example. Please do not write outside the designated areas. T IF VOTING BY MAIL, SIGN, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. T 7.2 Re - Election of Caspar Coppetti as Co - Chairman of the Board of Directors For Against Abstain 7.1 Re - Election of David Allemann as Co - Chairman of the Board of Directors MMMMMMMMMMMM MMMMMMMMM 6 8 7 2 2 6 If no electronic voting, delete QR code and control # 000001 MR A SAMPLE DESIGNATION (IF ANY) ADD 1 ADD 2 ADD 3 ADD 4 ADD 5 ADD 6 ENDORSEMENT_LINE SACKPACK 000000000.000000 ext 000000000.000000 ext 000000000.000000 ext C123456789 000000000.000000 ext 000000000.000000 ext 000000000.000000 ext MR A SAMPLE (THIS AREA IS SET UP TO ACCOMMODATE 140 CHARACTERS) MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND C 1234567890 J N T MMMMMMM Your vote matters – here’s how to vote! You may vote online instead of mailing this card. Online Go to www.investorvote.com/ONON or scan the QR code — login details are located in the shaded bar below. Votes submitted electronically and proxy cards must be received by 21 May 2026 at 11:59 p.m. EDT / 22 May 2026 at 05:59 a.m. CEST Save paper, time and money! Sign up for electronic delivery at www.investorvote.com/ONON

Small steps make an impact. Help the environment by consenting to receive electronic delivery, sign up at www.investorvote.com/ONON Proxy — On Holding AG Notice of 2026 Annual General Meeting of Shareholders Proxy Solicited by Board of Directors for Annual General Meeting — May 28, 2026 Anwaltskanzlei Keller AG, a law firm in Zurich, Switzerland, is hereby authorized to represent and vote the shares of the undersigned, with all the powers which the undersigned would possess if personally present, at the Annual General Meeting of Shareholders of On Holding AG to be held on May 28 , 2026 at 2 : 00 p . m . CEST / 8 : 00 a . m . EDT, or at any postponement or adjournment thereof . Shares represented by this proxy will be voted by the Independent Proxy Representative . If no such directions are indicated, the Independent Proxy Representative will vote FOR the election of the nominated candidates for the Board of Directors, the Nomination and Compensation Committee and FOR all items 1 – 12 , and in accordance with the recommendation of the Board of Directors in the event of a new proposal under a new or existing agenda item . (Items to be voted appear on reverse side and below) Non - Voting Items B T IF VOTING BY MAIL, SIGN, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. T Change of Address — Please print new address below. Comments — Please print your comments below. Please sign exactly as name(s) appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, corporate officer, trustee, guardian, or custodian, please give full title and provide proof of the power of representation. Date (mm/dd/yyyy) — Please print date below. Signature 1 — Please keep signature within the box. Signature 2 — Please keep signature within the box. Authorized Signatures — This section must be completed for your vote to count. Please date and sign below. C 11. Compensation Report; Approval of the Compensation of the Board of Directors and the Executive Officers If a new proposal is made under a new or existing agenda item, I instruct the Independent Proxy Representative to: In case this proxy card is returned signed by the shareholder, but not filled out, the Independent Proxy Representative is instructed to vote in accordance with the recommendations of the Board of Directors. vote in accordance with the recommendation of the Board of Directors vote against the proposal abstain For Against Abstain 2. Approval of the Maximum Aggregate Compensation for the Non - Executive Members of the Board of Directors for the Period between this AGM and the next AGM to be held in 2027 3. Approval of a Supplementary Amount for the Compensation of the Executive Officers for the Financial Year 2025 4. Approval of the Maximum Aggregate Compensation for the Executive Officers for the Financial Year 2027 12. Conversion of Class B Shares to Class A Shares / Amendment of the Article 3, Article 3b and Article 3c of the Articles of Association 11.1 Consultative Vote on the 2025 Compensation Report